Contact

www.linkedin.com/in/
austinarmstrong90 (LinkedIn)

Top Skills

Artificial Intelligence (AI)
Social Media
Video Editing

Languages

English

Certifications

Certified Content Marketing
Specialist

Austin Armstrong

CEO Of Syllaby.io & Socialty Pro. Vertical Video Marketing Specialist
| Professional Speaker
Durham, North Carolina, United States

Summary

Austin Armstrong is a lifelong digital marketer, public speaker, host
of the TikTok podcast BusinessTok, CEO of Socialty Pro, an organic
SEO and vertical Video marketing agency, and CEO of Syllaby, a
brand new marketing tool that helps business owners create a social
media content strategy in minutes.

Austin is also president of the Rotary Club of Dupont Circle in
Washington DC and a Forbes Expert contributor.

Austin has posted over 2500 videos on TikTok, tripling his own
business's revenue and thousands more across his clients'
accounts. Austin has leveraged his success on TikTok to gain
millions of followers across every social media platform. He loves
sharing the strategies that have worked for him to empower you.

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Experience

Syllaby
Co-Founder and CEO
January 2023 - Present (1 year 2 months)
United States

Social media is hard, but you know you need it for your business. Syllaby
helps you create a content strategy for social media in minutes.

Topics for YOUR Industry
We built Syllaby for you based on our repeatable process for crafting a content
strategy that works across TikTok, Instagram Reels, YouTube Shorts, and
Facebook Reels!

AI Script Generator
Stop stressing about what to say in your videos! Use our AI script writer to
write viral scripts based on the topics that work in your industry!

Stay Consistent

Staying consistent is one of the hardest parts of content creation. With syllaby, our content calendar will hold you accountable to make sure you are posting!

AI Video Creation

Effortlessly create professional videos with AI: automated editing, scene transitions, text overlays, voiceovers, and stunning visual storytelling.

https://www.syllaby.io

SocialtyPro
Co-Founder and CEO
May 2019 - Present (4 years 10 months)

We're a different digital marketing agency. We practice what we preach! Through SEO, social media marketing, and video marketing, we help you increase your website traffic and get more incoming business! Schedule a free consultation today: www.calendly.com/socialtypro/15min

Do you want to:

Get More Consistent Leads

Get More Admits

Help More People...

First, let's start with your goals. What do you want for your treatment center or personal brand? More admits? More brand visibility? Make a positive impact on the world?

Next, by quantifying your skillset, expertise, and services offered, we help you to create a comprehensive digital marketing strategy to help you generate leads where your target audience is actually hanging out online.

Social Media Platforms We Leverage:

✓TikTok Video Marketing

✓ YouTube Video Marketing

✓ LinkedIn Marketing

✓ Facebook Marketing

✓ Instagram Marketing

✓ Search Engine Optimization

✓ Pinterest Marketing

and more.

Who is your audience? Have you created a "buyer persona"? This helps us get a clear picture of who exactly you want to reach. If you're an addiction treatment center, do you want to target individuals who have good insurance, or parents who have children under 26 and are still on their insurance plans?

If you are a personal brand, who do you want to reach and why? Do you want to get more clients for your private practice, get more book sales, etc...?

Through this process, we have helped addiction treatment centers and personal brands like you generate:
Dozens of Daily leads and Phone Calls
Fill Your Beds With More Admits
Develop a Cult-Like Following on YouTube and Social Media
Drive Book and Product Sales
Make a Positive Life-Changing Impact

DIRECT MESSAGE ME or CALL (888)300-8210
To see how we can help you today!

www.SocialtyPro.com

TherapyCable, LLC
Project Manager & Video Marketing Specialist
March 2014 - Present (10 years)

TherapyCable.com is an online platform, removing stigmas 1 video at a time. Users can watch hundreds of free educational videos and read blogs on topics like Addiction, Depression, Health & Nutrition and everything in between! We break down the stigma attached to therapy by providing this content anywhere you have internet access. Want to take your knowledge and understanding to the next level? No problem! Viewers can easily connect with the health care and mental health professionals in our videos through our resource and providers page!

- Business development and strategy
- Built Youtube platform to over 18,000 subscribers and counting and over 6 million organic views
- Project Management
- Run Bi-weekly digital marketing workshops for healthcare professionals
- Social media management and strategy

- Video production

- Video marketing strategy

Beginnings Treatment Centers
Marketing Project Manager
July 2016 - June 2020 (4 years)
Santa Ana, Ca

- Oversee marketing projects

- Video marketing and social media strategist

- Created and built social media accounts

- Created local listings

- Created and monitored advertising campaigns across Google, Facebook,

Instagram, Youtube and LinkedIn

- Graphic design and creation of physical marketing materials

- Podcast co-host/creator

- Created and monitor email marketing campaigns

Elite Care, Inc.
Social Media Specialist
January 2015 - June 2020 (5 years 6 months)
Santa Ana, CA

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Education

Orange Coast College
Associate's degree, Business, Management, Marketing, and Related Support
Services · (2018)

Ocean County College
Computer Science · (2011 - 2012)